Ernest LaPorte
Senior Vice President and
Chief Accounting Officer
Ascena Retail Group, Inc.
933 MacArthur Blvd
Mahwah, NJ 07430
(551) 777-6809

March 6, 2015
VIA ELECTRONIC TRANSMISSION
Attn: Tia L. Jenkins, Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ascena Retail Group, Inc.
File Number: 000-11736
Form 10-K: For the Fiscal Year Ended July 26, 2014
Filed September 23, 2014

Dear Ms. Jenkins:

We are writing in response to the comments contained in the Staff’s letter to Robb Giammatteo, Senior Vice President and Chief Financial Officer of Ascena Retail Group, Inc. (the “Company”), dated February 25, 2015 (the “Comment Letter”) regarding the above referenced filing. The Staff’s comments and related responses from the Company are set forth below.
In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 26, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Critical Accounting Policies, page 46
Impairment of Goodwill and Other Intangible Assets, page 47

1. We note your disclosure on page 48 that the fair value of the Justice reporting unit substantially exceeded the related carrying value as of your annual assessment in the fourth quarter of fiscal 2014. We also note that operating income of the Justice segment declined 45%, from $182.3 million to $99.3 million, during fiscal year 2014 primarily as a result of a decrease in gross margin rates and increases in buying, distribution and occupancy costs and depreciation expense. Please provide the following:

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
March 6, 2015

•	The percentage by which the Justice reporting unit´s fair value exceeded its carrying value as of June 26, 2014;

•
An explanation of how the decline in operating income that occurred during fiscal year 2014 was considered in your goodwill impairment analysis. Please specifically address the fact that the lower gross margin rate was mainly attributable to higher promotional markdowns, which resulted from increased promotional activity required to sell through seasonal merchandise; and

•
Whether you believe the continued decline in the Justice segment’s operating income through the quarter ending October 25, 2014 puts it at risk for potential impairment of its related goodwill as of October 25, 2014.

Response:

The percentage by which the Justice reporting unit´s fair value exceeded its carrying value as of June 26, 2014;

The Company respectfully advises the Staff that the fair value of the Justice reporting unit exceeded its carrying value as of June 26, 2014 by approximately $800 million, or 220%.

An explanation of how the decline in operating income that occurred during fiscal year 2014 was considered in your goodwill impairment analysis. Please specifically address the fact that the lower gross margin rate was mainly attributable to higher promotional markdowns, which resulted from increased promotional activity required to sell through seasonal merchandise.

Operating income for Justice for the year ended July 26, 2014 ("Fiscal 2014") was $99.3 million compared to $182.3 million for the year ended July 27, 2013 ("Fiscal 2013"), representing a decline of $83.0 million, or 45%, which was primarily the result of a decline in the gross margin rate during Fiscal 2014. The actual gross margin rate for Justice in Fiscal 2014 was 55% as compared to 58% for Fiscal 2013. This decline was largely due to higher promotional markdowns resulting from increased promotional activity that was required to sell through seasonal merchandise in comparison to Fiscal 2013.

The gross margin rates used in our Fiscal 2014 year-end valuation (the "Fiscal 2014 Valuation") were 56% for Fiscal 2014 and 57% for all subsequent periods. While the 56% gross margin rate was a slightly higher rate than the actual ending gross margin rate for Justice in Fiscal 2014, it reflected the reductions in the gross margin rate that occurred during Fiscal 2014 in relation to Fiscal 2013. The Fiscal 2014 Valuation used the slightly higher 57% gross margin rate for all subsequent periods because the Company did not expect the same level of promotional markdowns that occurred during Fiscal 2014 to continue across all periods in the valuation due to the fact that the Company planned merchandising and buying strategies aimed at lowering inventory levels and improving the Justice gross margin rate in future fiscal years. Use of the actual Fiscal 2014 gross margin rate for Justice of 55%, or even a reasonably lower gross margin rate for purposes of the Fiscal 2014 Valuation, would not have impacted the conclusion of the Fiscal 2014 Valuation given the approximately $800 million excess of fair value over carrying value for Justice as of June 26, 2014. As a result, we disclosed in our Annual Report on Form 10-K for the Fiscal Year Ended July 26, 2014 (the "Fiscal 2014 10-K") that the fair value of our Justice reporting unit substantially exceeded its carrying value.

Whether you believe the continued decline in the Justice segment’s operating income through the quarter ending October 25, 2014 puts it at risk for potential impairment of its related goodwill as of October 25, 2014.

Operating income for Justice was $40.8 million for the three months ended October 25, 2014 (“First Quarter 2015”) compared to operating income for the three months ended October 26, 2013 (“First Quarter 2014”) of $51.9 million, representing a decline of $11.1 million, or 21%, which was primarily due to a decline in the gross margin dollars as the result of a decline in combined comparable sales of 7%. This decline in sales is not expected to be indicative of a long-term trend impacting the assumptions used in the Justice valuation. Rather, it reflects the seasonally unpredictable, cyclical nature of consumer spending patterns. The gross margin rate for the First Quarter 2015 was essentially flat with the First Quarter 2014 gross margin rate for Justice. Despite the decline in operating income for Justice for the First Quarter 2015, since the fair value of Justice exceeded the carrying value by over 220% as of the Fiscal 2014 Valuation, we do not believe that the near term decline in Justice operating margins and income put it at risk for potential impairment of its related goodwill as of October 25, 2014.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
March 6, 2015

As disclosed in our Form 10-Q for the period ended January 24, 2015 filed on March 3, 2015 (the "Second Quarter Fiscal 2015 10-Q"), the gross margin rate for Justice declined 460 basis points from the second quarter of Fiscal 2014. We do not believe that the lower gross margin rate for this three month period is reflective of the long-term gross margin rate given the non-recurring impacts of the West Coast port delays on merchandise timing and promotion strategies and the aforementioned strategies aimed at lowering inventory levels and improving the gross margin rate in future fiscal years. Even after reviewing actual results through January 24, 2015, and our latest estimates thereafter (updated to reflect the closure of Brothers, which historically generated an immaterial operating loss), we still do not believe that the declines at Justice are of a magnitude that would indicate that it is more likely than not that the fair value of the Justice reporting unit is below its carrying amount. Thus the reporting unit was not tested for impairment as of January 24, 2015 because we still believe that the longer-term projections used in the Fiscal 2014 Valuation are attainable. However, even if such longer-term projections are not met, sensitivity testing using estimates that are more closely aligned with the recent performance for Justice including changes in assumed revenue growth rates, gross margin rate and the WACC rate do not indicate that it is more likely than not that the fair value of the Justice reporting unit is below the carrying value. Despite the fact that sensitivity testing indicates it is not more likely than not that the fair value of the Justice reporting unit is below the carrying value, given the continued decline in the recent performance of Justice, we have updated our critical accounting policy for goodwill and intangible assets within Management's Discussion and Analysis on page 32 of our Second Quarter Fiscal 2015 Form 10-Q. For the Staff's convenience, the disclosure from that 10-Q (which discusses both our Justice and Lane Bryant reporting units) is included in our response to Staff comment number two below.

2. We note from your discussion on page 48 that the Lane Bryant segment’s anticipated sales growth rate slowed in the latter half of fiscal 2014 as a result of some of the macroeconomic pressures experienced in much of the specialty retail industry. Given the significance of the goodwill associated with your Lane Bryant segment at July 26, 2014 of $319.1 million, please tell us the percentage by which the Lane Bryant reporting unit´s fair value exceeded its carrying value as of that date. If this reporting unit is at risk of failing step one of the impairment test (as defined in ASC 350), please confirm that you will provide the following disclosures in the critical accounting policies section of Management’s Discussion and Analysis:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

For the reasons described in our Fiscal 2014 10-K, the Lane Bryant reporting unit is at potential risk of failing step one of the impairment test (as defined in ASC 350) if it does not perform up to our expectations. In response to the Staff's comment, the critical accounting policy for goodwill and other intangible assets in Management's Discussion and Analysis on page 32 of our Second Quarter Fiscal 2015 10-Q has been updated to provide the additional details on the impairment test and risks related to Lane Bryant, as well as additional disclosures related to Justice as further described in our response to Staff comment number one above. In addition, we will continue to update this disclosure in future filings as necessary. For the staff's convenience, the disclosure added was as follows:

CRITICAL ACCOUNTING POLICIES
The Company’s significant accounting policies are described in Notes 3 and 4 to the audited consolidated financial statements included in the Fiscal 2014 10-K. For a detailed discussion of the Company's critical accounting policies, see the “Critical Accounting Policies” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
March 6, 2015

Fiscal 2014 10-K. There have been no material changes to the Company’s critical accounting policies since July 26, 2014, other than the below update to the Company’s goodwill and intangible asset discussion.
Impairment of Goodwill and Other Intangible Assets
The annual assessment of goodwill for Fiscal 2014 was performed during the fourth quarter of Fiscal 2014 (the “Fiscal 2014 Valuation”). As disclosed in our Fiscal 2014 10-K, the Company had goodwill of $581.4 million, of which $103.6 million, $319.1 million, $130.7 million and $28.0 million related to Justice, Lane Bryant, maurices and Catherines, respectively. As of the Fiscal 2014 Valuation, the percentage by which the fair value of equity exceeded its carrying value of equity was substantial for all reporting units except Lane Bryant, whose excess was 7%.
The Fiscal 2014 Valuation was determined with the assistance of an independent valuation firm using two valuation approaches, including the income approach (discounted cash flow method) and market approach (guideline public company method and guideline transaction method). The Company believes that the income approach is the most reliable indication of value as it captures forecasted revenues and earnings for the reporting units in the projection period that the market approach may not directly incorporate. Therefore, a greater weighting was applied to the income approach than the other market approach methods.The weighing of the fair values by valuation approach (income approach vs. market approach) were consistent across all reporting units, with certain variations on the relative weighting between the guideline public company method and guideline transaction method. For all reporting units the income approach was weighted 75% and the market approach 25%. As an additional validation of reporting unit valuations, the Company’s publicly traded market capitalization was also considered as part of the underlying analysis.
As noted above, the percentage by which the fair value of Lane Bryant exceeded its carrying value as of the Fiscal 2014 Valuation was 7% and was calculated using weighted average cost of capital of 13.75%. Several factors could impact Lane Bryant’s ability to achieve the future cash flows in the Fiscal 2014 Valuation including, but not limited to: (i) efficiencies from the consolidation of our distribution network, (ii) initiatives aimed at expanding certain higher performing categories of the business, (iii) elimination of the current duplicative allocated corporate overhead structure, and (iv) optimization of fleet productivity. For the six months ended January 24, 2015, Lane Bryant has generally performed in line with the estimated cash flows included in the Fiscal 2014 Valuation. However, given the relatively small excess of fair value over carrying value as of the Fiscal 2014 Valuation, if the profitability trends, or market multiples, decline during the latter half of Fiscal 2015 from those that were expected, it is possible that an interim test, or our annual impairment test, could result in an impairment of the Lane Bryant goodwill.
Regarding Justice, although their operating income declined 45% from $182.3 million for fiscal 2013 to $99.3 million for Fiscal 2014, in evaluating the Fiscal 2014 Valuation the Company believed that future cash flows would improve due to: (i) efficiencies from the consolidation of our distribution network, (ii) various initiatives aimed at expanding the presence of the Justice reporting unit domestically and internationally and (iii) initiatives aimed at enhancing our customer’s shopping experience across our various shopping channels. Based on these initiatives, using a weighted average cost of capital of 12.75%, the percentage by which the fair value of Justice exceeded their carrying value as of the Fiscal 2014 Valuation was over 200%. For the six months ended January 24, 2015, Justice reported a significant decrease in operating income due to a 6% decline in combined comparable sales and aggressive promotional activity which was required to sell through fall merchandise. While actual short term results may fall short of those contemplated in the Fiscal 2014 Valuation, such shortfalls are believed to be temporary. The Company is continuing to make significant adjustments to the go-forward inventory strategy for Justice through much lower planned receipts. This, along with the strategies mentioned above, are expected to have a positive effect on sales, gross margin and operating income in future periods. As a result, we do not believe that the near term decline in Justice operating income, including actual results through January 24, 2015 and our latest estimates thereafter, is of the magnitude that would indicate the goodwill of Justice is impaired. However, if Justice results continue to decline significantly, it is possible that an interim test, or our annual impairment test, could result in an impairment of the Justice goodwill.
The Fiscal 2014 Valuation for all reporting units was highly dependent on future discounted cash flow assumptions which include assumptions of revenue growth, gross margin, operating income margin, capital expenditures as well as the estimation and application of a weighted average cost of capital. The forecast assumptions can be impacted in the future by macroeconomic conditions that impact levels and patterns of consumer spending and interest rates. Some of the factors that could negatively impact discretionary consumer spending include general economic conditions, high unemployment, lower wage levels, increasing interest rates, severe weather conditions and low consumer confidence. Until resolved, labor unrest at the West Coast ports could also have a negative impact on our operating results. We continue to evaluate the actual performance of our reporting units compared to forecasted results and note that future adverse events may require us to incur impairment charges for goodwill and/

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
March 6, 2015

or other indefinite-lived intangible assets in future periods to the extent the carrying value of the reporting unit exceeds its estimated fair value, and note that such charges may be material.
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Selected Financial Information, page F-41

3. We note that the non-GAAP measure, adjusted EBITDA, is presented for five years; however it is only reconciled to net income for the most recent three years. Please revise to include a reconciliation of this non-GAAP measure to the most comparable GAAP measure for each period that this non-GAAP measure has been presented in your filing. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Response:

The Company acknowledges the Staff's comment and will include a reconciliation of adjusted EBITDA to net income for each period that the non-GAAP measure is presented in future filings. For the Staff's reference, below is the reconciliation of adjusted EBITDA to net income for the fiscal years ended July 30, 2011 and July 31, 2010:

	Fiscal Years Ended
	($ in millions)
	July 30, 2011	July 31, 2010

Adjusted EBITDA	$391.9	$296.5
Merger, integration and reorganization-related costs	(12.3)	(7.4)
Depreciation and amortization expense	(89.8)	(71.6)
Operating income	289.8	217.5

Interest expense	(2.5)	(6.6)
Interest and other income, net	1.1	4.3
Loss on extinguishment of debt	(4.0)	(5.8)
Income before provision for income taxes	284.4	209.4
Provision for income taxes	(113.9)	(76.0)
Net income	170.5	133.4

If the Staff wishes to discuss any of our responses to the Comment Letter, please contact me at (551) 777-6809.

BY: /s/ Ernest LaPorte

Ernest LaPorte,
Senior Vice President and Chief Accounting Officer

cc:	Robb Giammatteo, Senior Vice President and Chief Financial Officer
Gene Wexler, Senior Vice President and General Counsel
Kevin Trolaro, Assistant Vice President, External Reporting